FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 22, 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                            No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 22, 2014 – 2nd Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2014
A presentation of the results will be webcast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 22 July 2014 — ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)] announces its unaudited financial results for the second quarter and half year ended 30 June 2014

Q2 2014 – Financial Summary	Normalised*			IFRS
	Q2 2014	Q2 2013		Q2 2014	Q2 2013
Revenue ($m)	309.6	264.3	17%	309.6	264.3
Revenue (£m)	187.1	171.2	9%	187.1	171.2
Operating expenses (£m)	87.7	78.2	12%	113.4	148.2
Operating margin	48.9%	48.6%		34.9%	7.4%
Profit before tax (£m)	94.2	86.6	9%	68.0	15.0
Earnings per share (pence)	5.43	4.89	11%	3.91	0.75
Net cash generation**	86.7	96.3
Effective revenue fx rate ($/£)	1.65	1.54

H1 2014 – Financial Summary	Normalised*			IFRS
	H1 2014	H1 2013		H1 2014	H1 2013
Revenue ($m)	614.8	528.2	16%	614.8	528.2
Revenue (£m)	373.7	341.5	9%	373.7	341.5
Operating expenses (£m)	171.9	152.8	13%	215.0	243.4
Operating margin	49.7%	49.5%		37.9%	22.7%
Profit before tax (£m)	191.3	176.0	9%	146.0	82.1
Earnings per share (pence)	11.02	10.19	8%	8.30	4.44
Net cash generation**	126.7	155.1
Effective revenue fx rate ($/£)	1.64	1.55

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges, share of results of joint venture, intangible amortisation, impairment of investments, and exceptional items. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 12.8 to 12.11.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, other acquisition-related payments, share-based payroll taxes, investment in joint venture, payments to Linaro, cash outflow from exceptional IP indemnity and similar charges and deducting inflows from share option exercises – see notes 12.3 to 12.7.

Q2 financial summary
•	Group revenues in US$ up 17% year-on-year (£ revenues up 9% year-on-year)
•	Processor licensing revenue in US$ up 42% year-on-year
•	Processor royalty revenue in US$ up 2% year-on-year
•	Normalised profit before tax and earnings per share up 9% and 11% year-on-year respectively
•	Net cash generation of £86.7m
•	Interim dividend increased by 20%

Progress on key growth drivers in Q2
•	Growth in adoption of ARM® technology
o	41 processor licences signed across our target markets of mobile computing, consumer electronics and embedded intelligent devices, taking the cumulative number of licences signed to more than 1,100
•	Advanced technology enables a higher royalty percentage per chip in mobile devices, consumer electronics and enterprise infrastructure
o	7 ARMv8-A processor licences signed, including lead licences for next generation designs
o	8 Mali multimedia processor licences signed, including first licences for video and display processors
•	Growth in shipments of chips based on ARM processor technology
o	2.7 billion ARM-based chips shipped, up 11% year-on-year
o	Shipment growth especially strong in enterprise networking and microcontrollers

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Outlook
ARM enters the second half of the year with a healthy pipeline of opportunities that is expected to both underpin continued strong licence revenue and give rise to an increase in the level of backlog. Market data indicates improving semiconductor industry conditions, leading to the expectation of an acceleration in royalty revenue growth in H2 2014.  Given these dynamics, we expect Group dollar revenues for full year 2014 to be in line with market expectations.

Simon Segars, Chief Executive Officer, said:
“Our continued strong licensing performance reflects the intent of existing and new customers to base more of their future products on ARM technology. The 41 processor licences signed in Q2 were driven by demand for ARM technology in smart mobile devices, consumer electronics and embedded computing chips for the Internet of Things, and include further licences for ARMv8-A and Mali processor technology.  This bodes well for growth in ARM’s medium and long term royalty revenues.

As expected, our royalty revenue in Q2 2014 has been impacted by seasonal trends and inventory management in parts of the electronics supply chain. An improving market environment in the second half gives us confidence in strengthening royalty revenue in H2 2014."

Q2 2014 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q2 2014	Q2 2013	% Change	Q2 2014	Q2 2013	% Change
Technology Licensing
Processors	125.8	88.3	42%	77.0	56.9	35%
Physical IP	20.3	14.3	42%	12.6	9.2	38%
Total Technology Licensing	146.1	102.6	42%	89.6	66.1	36%
Technology Royalty
Processors	121.2	119.3	2%	71.8	77.7	-8%
Physical IP	14.3	16.0	-10%	8.5	10.4	-18%
Total Technology Royalty	135.5	135.3	0%	80.3	88.1	-9%
Software and Tools	13.2	13.4	-2%	8.0	8.7	-9%
Services	14.8	13.0	14%	9.2	8.3	11%
Total Revenue	309.6	264.3	17%	187.1	171.2	9%

H1 2014 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	H1 2014	H1 2013	% Change	H1 2014	H1 2013	% Change
Technology Licensing
Processors	237.3	169.1	40%	146.6	108.6	35%
Physical IP	38.7	28.4	36%	23.9	18.1	32%
Total Technology Licensing	276.0	197.5	40%	170.5	126.7	35%
Technology Royalty
Processors†	249.3	242.7	3%	148.7	158.1	-6%
Physical IP	30.7	32.6	-6%	18.4	21.2	-13%
Total Technology Royalty	280.0	275.3	2%	167.1	179.3	-7%
Software and Tools	29.3	30.0	-3%	17.7	19.3	-9%
Services	29.5	25.4	16%	18.4	16.2	14%
Total Revenue	614.8	528.2	16%	373.7	341.5	9%

***
Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

†	Includes a deduction, recognised in Q1 2014, of $5 million for prior years’ royalties over-reported to ARM by a customer.

Contacts:
Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q2 2014 were $309.6 million, up 17% versus Q2 2013. Q2 sterling revenues of £187.1 million were up 9% year-on-year.

Half-year dollar revenues in 2014 amounted to $614.8 million, up 16% on H1 2013.

Licence revenue
Total dollar licence revenues in Q2 2014 increased by 42% year-on-year to $146.1 million, representing 47% of Group revenues. Licence revenues comprised $125.8 million from processor licences and $20.3 million from physical IP licences.

Group order backlog at the end of Q2 2014 was down about 10% sequentially. It is expected that the licensing opportunity pipeline, including potential subscription licences and opportunities for more licences of ARM’s next generation processors, will give rise to an increasing level of backlog in the second half.

Royalty revenues
Total dollar royalty revenues in Q2 2014 were up slightly on Q2 2013 at $135.5 million, representing 44% of Group revenues. Royalty revenues comprised $121.2 million from processors and $14.3 million from physical IP. Processor royalty revenues increased 2% year-on-year.   Industry revenues were up 5% over the relevant shipment period (i.e. Q1 2014 compared to Q1 2013).

ARM’s royalty revenues in Q2 2014 were impacted by ongoing inventory management in consumer electronics, for example operators selling off older 3G handsets ahead of switching subsidies to LTE handsets.  ARM expects to outperform the overall semiconductor industry in H2 2014 as more chips are sold to OEMs building more advanced devices, which typically utilise more ARM technology.

Other revenues
Sales of software and tools in Q2 2014 were $13.2 million, a decrease of 2% year-on-year.  Service revenues were $14.8 million in Q2 2014, up 14% year-on-year.  Together revenues from software and tools and services represented 9% of Group revenues.

Gross margins
Normalised gross margins in Q2 2014 were 95.8% compared to 95.6% in Q1 2014 and 94.3% in Q2 2013.

Operating expenses and operating margin
Normalised income statements for Q2 2014, H1 2014, Q2 2013 and H1 2013 are included in notes 12.8 to 12.11 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses were £87.7 million in Q2 2014 compared to £84.3 million in Q1 2014 and £78.2 million in Q2 2013.  Normalised operating expenses in Q2 2014 included a charge of £2.7 million relating to the revaluation of monetary items due to changes in foreign exchange rates, and the impact of a weaker dollar on the accounting for derivative instruments.  Normalised operating expenses in Q3 2014 (assuming effective exchange rates similar to current levels) are expected to be in the range £90-92 million as we continue to invest in our research and development teams and in our business infrastructure.

Normalised operating margin was 48.9% in Q2 2014, compared to 50.4% in Q1 2014 and 48.6% in Q2 2013.

Normalised research and development expenses were £39.7 million in Q2 2014, representing 21% of revenues, compared to £39.8 million in Q1 2014 and £37.2 million in Q2 2013. Normalised sales and marketing expenses were £19.8 million in Q2 2014, being 11% of revenues, compared to £20.4 million in Q1 2014 and £17.8 million in Q2 2013. Normalised general and administrative expenses were £28.2 million in Q2 2014, representing 15% of revenues, compared to £24.1 million in Q1 2014 and £23.2 million in Q2 2013.

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Total IFRS operating expenses in Q2 2014 were £113.4 million (Q2 2013: £148.2 million after exceptional IP and indemnity charges of £41.8m) including share-based payment costs and related payroll taxes of £14.3 million (Q2 2013: £15.7 million), a restructuring charge of £8.4 million (including £3.4 million in respect of accelerated share-based payment charges) (Q2 2013: £nil), and amortisation of intangible assets, other acquisition-related charges, impairment of investments and Linaro-related charges of £3.0 million (Q2 2013: £12.5 million).  The restructuring charge of £8.4 million follows a review of the skills and capabilities across the business during which approximately 130 people left the Group.  We are reinvesting in new skills and capabilities to further strengthen the organisation for future growth.  We finished the first half having grown net headcount by 211 employees.

Total share-based payment costs and related payroll tax charges of £14.8 million in Q2 2014 were included within cost of revenues (£0.5 million), research and development (£9.8 million), sales and marketing (£2.4 million) and general and administrative (£2.1 million).

Earnings and taxation
Normalised profit before tax in Q2 2014 was £94.2 million compared to £86.6 million in Q2 2013. After including acquisition-related and share-based payment costs, intangible amortisation, restructuring charges and share of results of joint ventures, IFRS profit before tax was £68.0 million in Q2 2014 compared to £15.0 million in Q2 2013.

The Group's effective normalised tax rate was 18.3% in Q2 2014 (IFRS: 18.4%). ARM’s full-year normalised effective tax rate in 2014 is expected to be slightly below 18%.

In Q2 2014, normalised fully diluted earnings per share were 5.43 pence (27.83 cents per ADS[1]) compared to 4.89 pence (22.23 cents per ADS) in Q2 2013.  IFRS fully diluted earnings per share in Q2 2014 were 3.91 pence (20.06 cents per ADS) compared to earnings per share of 0.75 pence (3.41 cents per ADS) in Q2 2013.

Balance sheet
Intangible assets at 30 June 2014 were £603.4 million, comprising goodwill of £520.7 million and other intangible assets of £82.7 million, compared to £525.9 million and £82.9 million respectively at 31 December 2013.

Total accounts receivable were £122.4 million at 30 June 2014, compared to £136.2 million at 31 December 2013.

Cash flow and interim dividend
Net cash generation in Q2 2014 was £86.7 million.  Net cash at 30 June 2014 was £746.4 million compared to £706.3 million at 31 December 2013.

In respect of the year to 31 December 2014, the directors are declaring an interim dividend of 2.52 pence per share, an increase of 20% over the 2013 interim dividend of 2.1 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 3 October 2014 to shareholders on the register on 5 September 2014.

In February 2014, the Board indicated that it intended to continue to maintain a flat share count over time by undertaking a limited share buyback programme. In this context, the Group bought back 1.4 million shares in Q2 at a total cost of £12 million.

[1] Each American Depositary Share (ADS) represents three shares.

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Technology Licensing

Processor licensing
41 processor licences were signed in Q2 2014, higher than ARM’s normal licensing run rate and reflecting the strong demand for ARM’s latest technology.

Twelve of the licences signed were for ARM’s Cortex-A series processors, mainly for use in smartphones, tablets and other consumer electronics devices.  Seven of the licences were for processors based on the ARMv8-A architecture, including the first two lead licences for ARM’s next generation Cortex-A processors.  To date, ARM has signed a total of 50 ARMv8-A processor and architecture licences which typically command a higher royalty compared to previous generations of ARM technology.

ARM also signed eight licences for its Mali multimedia processors, for use in mobile and consumer electronics, and in embedded computing applications such as point-of-sale systems.  The Mali graphics processor product line has been extended to include video and display processors, and two of the eight licences were for these new technologies.

Twenty of the licences signed in Q2 were for Cortex-M class processors for use in technologies required for the Internet of Things; microcontrollers, smart sensors and low-power wireless communication chips.

Q2 2014 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total**
Classic ARM*				531
Cortex-A	12		12	178
Cortex-R	1		1	45
Cortex-M	14	6	20	240
Mali	8		8	96
Architecture				16
Subscription				15
Total	35	6	41	1121

* Includes ARM7, ARM9, ARM10 and ARM11
**Adjusted for licences that are no longer expected to generate royalties

Physical IP licensing
ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licences are royalty bearing licences that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform licence for each process node. ARM has signed more than one hundred platform licences with leading foundries, from 250nm to 14nm.

During the quarter we signed a platform licence with a leading foundry at 55nm.  ARM now has physical IP agreements with four foundries at the 55nm node, the smallest geometry with general purpose embedded flash, which is a requirement for many embedded and Internet of Things applications.

In Q2 we saw strong licence revenue growth as we achieved engineering milestones, on licences signed in previous quarters, for technologies including 20nm and 16/14nm physical IP.

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Technology Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM processor-based product developments in recent months.  These included:
•	Google announced the latest version of the Android operating system for smartphones “L” which includes support for the ARMv8-A architecture
•	Cavium disclosed details of its Thunder-X ARMv8-A based chips for use in data centre and cloud applications
•	AMD announced a roadmap of ARMv8-A based chips, including “Project SkyBridge” and “K12” for embedded, server and client markets as well as semi-custom solutions
•	Applied Micro announced multiple ecosystem partnerships with server companies using their ARMv8-A based X-Gene chip including Cirrascale, E4 Computer Engineering, Eurotech, Mellanox and SoftIron
•	Freescale announced its new family of QorIQ chips including the QorIQ LS2085A which has eight ARMv8-A Cortex-A57 cores and brings support for open-standard protocols which enable virtualised networks
•	NXP announced that its popular LPCXpresso development boards now support the ARM mbed™ platform, accelerating the development of new Internet of Things applications
•	Arduino unveiled the Arduino Zero, a development board for Internet of Things based on an ARM Cortex-M0+ chip from Atmel;
•
Mediatek announced the MT6795 with an ARMv8-A big.LITTLE octa-core configuration (quad-core Cortex-A57 plus quad-core Cortex-A53) for smartphones and tablets. This is the third chip in Mediatek’s family of ARMv8-A based application processors covering premium, mid-range and entry-level mobile devices.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties
Q2 royalty revenue was generated from the shipment of some 2.7 billion ARM processor-based chips, up 11% year-on-year. ARM saw particularly strong growth in enterprise networking and microcontrollers which grew more than 30% and 40% respectively.

In Q2 2014 ARM’s average royalty revenue per chip was 4.6 cents down from 5.0 cents one year ago.  This is mainly due to low-cost ARM-based microcontrollers and smartcards growing faster than high-value chips into smartphones and tablets.  In Q2 shipments of Cortex-A series processors were up about 25% year-on-year, whilst the growth of ARM based microcontrollers was nearly double this rate.

Q2 2014 Processor Unit Shipment Analysis

Processor Series	Unit Shipments	Market	Unit Shipments
ARM7	26%	Mobile	43%
ARM9	15%	Enterprise	17%
ARM11	3%	Home	5%
Cortex-A	19%	Embedded	35%
Cortex-R	4%
Cortex-M	33%

ARM11 shipments have halved year on year partly due to ARM11-based feature phones being replaced by entry-level smartphones based on Cortex-A family processors, from which ARM typically receives a higher royalty.

Physical IP royalties
Royalties are recognised one quarter in arrears with royalties in Q2 2014 generated from semiconductor wafer shipments in Q1 2014. ARM’s physical IP dollar royalty revenue in Q2 2014 was down 11% year-on-year.  As with processor royalties, a large proportion of Physical IP royalties is derived from chips going into consumer and mobile electronics which were impacted by the ongoing inventory management by OEMs and operators.

People
At 30 June 2014, ARM had 3,044 full-time employees, a net increase of 211 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q2 the Group had 1,258 employees based in the UK, 723 in the US, 401 in Continental Europe, 421 in India and 241 in the Asia Pacific region.

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Principal risks and uncertainties
The principal risks and uncertainties faced by the Group in 2014 are included within the “Risks and risk management” section of the 2013 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2013 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	30 June	31 December
	2014	2013
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	43.1	43.8
Short-term deposits	542.5	544.1
Fair value of currency exchange contracts	2.9	5.1
Accounts receivable	122.4	136.2
Available-for-sale financial assets (see note 3)	−	1.2
Prepaid expenses and other assets	43.7	39.8
Current tax assets	8.3	6.9
Inventories: finished goods	2.8	3.0
Total current assets	765.7	780.1

Non-current assets:
Long-term deposits	166.6	125.6
Loans and receivables	3.0	3.0
Available-for-sale financial assets (see note 3)	15.6	13.9
Investment in joint venture (see note 8)	5.2	6.5
Prepaid expenses and other assets	1.1	1.6
Property, plant and equipment	43.0	33.6
Goodwill	520.7	525.9
Other intangible assets	82.7	82.9
Deferred tax assets	49.4	65.3
Total non-current assets	887.3	858.3

Total assets	1,653.0	1,638.4

Liabilities
Current liabilities:
Accounts payable	7.1	7.0
Embedded derivatives	8.7	7.0
Accrued and other liabilities (see note 7)	64.7	88.1
Finance lease liabilities	4.4	2.7
Current tax liabilities	16.8	18.8
Deferred revenue	121.6	156.7
Total current liabilities	223.3	280.3

Non-current liabilities:
Accrued and other liabilities	−	2.6
Finance lease liabilities	3.9	1.5
Deferred tax liabilities	0.2	0.1
Deferred revenue	47.5	42.5
Total non-current liabilities	51.6	46.7
Total liabilities	274.9	327.0

Net assets	1,378.1	1,311.4

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	20.5	18.1
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	903.9	820.6
Cumulative translation adjustment	37.3	56.3
Total equity	1,378.1	1,311.4

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	187.1	171.2	373.7	341.5

Cost of revenues	(8.4)	(10.3)	(17.1)	(20.5)

Gross profit	178.7	160.9	356.6	321.0

Research and development	(52.0)	(50.0)	(104.1)	(99.2)
Sales and marketing	(22.3)	(20.5)	(45.4)	(42.2)
General and administrative	(39.1)	(35.9)	(65.5)	(60.2)
Total operating expenses before exceptional items	(113.4)	(106.4)	(215.0)	(201.6)

Exceptional item IP indemnity and similar charges (see note 10)	−	(41.8)	−	(41.8)

Total operating expenses after exceptional items	(113.4)	(148.2)	(215.0)	(243.4)

Profit from operations	65.3	12.7	141.6	77.6

Investment income, net	2.7	3.4	5.7	6.8
Share of post-tax results of joint venture	−	(1.1)	(1.3)	(2.3)

Profit before tax	68.0	15.0	146.0	82.1
Tax	(12.5)	(4.5)	(28.3)	(19.6)

Profit for the period	55.5	10.5	117.7	62.5

Earnings per share
Basic and diluted earnings	55.5	10.5	117.7	62.5

Number of shares (millions)
Basic weighted average number of shares	1,408.6	1,397.2	1,406.9	1,393.5
Effect of dilutive securities: Share options and awards	9.6	12.7	11.2	14.3
Diluted weighted average number of shares	1,418.2	1,409.9	1,418.1	1,407.8

Basic EPS (pence)	3.9	0.8	8.4	4.5
Diluted EPS (pence)	3.9	0.8	8.3	4.4

Diluted earnings per ADS (cents)	20.1	3.4	42.6	20.2

All activities relate to continuing operations.
All of the profit for the period is attributable to the owners of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	55.5	10.5	117.7	62.5
Other comprehensive (loss)/income:
Currency translation adjustment*	(15.5)	(0.2)	(19.0)	41.4
Other comprehensive (loss)/income for the period	(15.5)	(0.2)	(19.0)	41.4
Total comprehensive income for the period	40.0	10.3	98.7	103.9

*These items may be reclassified to the income statement if certain conditions are met.

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ARM Holdings plc
Consolidated cash flow statement - IFRS

	Six months	Six months
	ended	ended
	30 June 2014	30 June 2013
	Unaudited	Unaudited
	£m	£m
Operating activities
Profit before tax	146.0	82.1
Investment income (net of interest payable and similar charges)	(5.7)	(6.8)
Share of results of joint venture	1.3	2.3
Profit from operations	141.6	77.6
Depreciation and amortisation of property, plant, and equipment, and intangible assets	17.0	12.8
Compensation charge in respect of share-based payments	31.0	27.3
Profit on disposal of property, plant, and equipment	−	0.6
Provision for impairment of available-for-sale financial assets	−	2.7
Provision for doubtful debts	0.2	1.2
Non-cash foreign currency gains and losses	(1.4)	(0.5)
Movement in fair value of currency exchange contracts	2.2	6.5
Movement in fair value of embedded derivatives	1.7	(6.9)
Changes in working capital:
Accounts receivable	14.5	(14.6)
Inventories	0.2	(0.2)
Prepaid expenses and other assets	(7.1)	(3.5)
Accounts payable	−	14.9
Deferred revenue	(30.9)	29.7
Accrued and other liabilities	(23.6)	20.1

Cash generated by operations before tax	145.4	167.7
Income taxes paid	(15.2)	(9.2)

Net cash from operating activities	130.2	158.5

Investing activities
Interest received	7.0	7.1
Purchases of property, plant and equipment	(10.9)	(7.3)
Proceeds on disposal of property, plant and equipment	0.4	−
Purchases of other intangible assets	(9.4)	(21.1)
Purchases of available-for-sale financial assets	(1.9)	(3.9)
Proceeds on disposal of available-for-sale financial assets	1.9	−
Purchase of short and long-term deposits	(40.8)	(70.8)
Investment in joint venture	−	(3.7)
Purchases of subsidiaries, net of cash acquired	(11.3)	−

Net cash used in investing activities	(65.0)	(99.7)

Financing activities
Proceeds received on issuance of shares	2.4	2.7
Purchase of own shares	(12.1)	−
Dividends paid to shareholders	(50.7)	(39.5)
Repayment of borrowings	(1.2)	−
Repayment of finance lease liabilities	(3.7)	(0.8)

Net cash used in financing activities	(65.3)	(37.6)

Net (decrease)/increase in cash and cash equivalents	(0.1)	21.2
Cash and cash equivalents at beginning of period	43.8	46.3
Effect of foreign exchange rate changes	(0.6)	0.7
Cash and cash equivalents at end of period	43.1	68.2

11 of 26

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share		Cumulative
	Share	premium	Capital	option	Retained	translation
	capital	account	reserve *	reserve**	earnings	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013 (audited)	0.7	12.2	354.3	61.4	703.3	74.2	1,206.1
Profit for the period	−	−	−	−	62.5	−	62.5
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	41.4	41.4
Total comprehensive income for the period (H1 2013)	−	−	−	−	62.5	41.4	103.9
Shares issued on exercise of share options and awards	−	2.7	−	−	−	−	2.7
Dividends (see note 6)	−	−	−	−	(39.5)	−	(39.5)
Credit in respect of employee share schemes	−	−	−	−	27.3	−	27.3
Movement on tax arising on share options and awards	−	−	−	−	3.7	−	3.7
	−	2.7	−	−	(8.5)	−	(5.8)
At 30 June 2013 (unaudited)	0.7	14.9	354.3	61.4	757.3	115.6	1,304.2

At 1 January 2014 (audited)	0.7	18.1	354.3	61.4	820.6	56.3	1,311.4
Profit for the period	−	−	−	−	117.7	−	117.7
Other comprehensive loss:
Currency translation adjustment	−	−	−	−	−	(19.0)	(19.0)
Total comprehensive income/(loss) for the period (H1 2014)	−	−	−	−	117.7	(19.0)	98.7
Shares issued on exercise of share options and awards	−	2.4	−	−	−	−	2.4
Dividends (see note 6)	−	−	−	−	(50.7)	−	(50.7)
Purchase of own shares	−	−	−	−	(12.1)	−	(12.1)
Credit in respect of employee share schemes	−	−	−	−	31.0	−	31.0
Movement on tax arising on share options and awards	−	−	−	−	(2.6)	−	(2.6)
	−	2.4	−	−	(34.4)	−	(32.0)
At 30 June 2014 (unaudited)	0.7	20.5	354.3	61.4	903.9	37.3	1,378.1

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985.  The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

12 of 26

Notes to the Financial Information

(1) Basis of preparation and accounting policies
The financial information  prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2013) comprises the consolidated balance sheets as at 30 June 2014 and 31 December 2013, consolidated income statements and consolidated statements of comprehensive income for the three months and six months ended 30 June 2014 and 2013, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the six months ended 30 June 2014 and 2013, together with related notes.  This condensed set of consolidated interim financial information for the six months ended 30 June 2014 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, “Interim Financial Reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRSs as adopted by the European Union.

New standards, amendments and interpretations
There are no new or amended interpretations or standards effective for the financial year commencing 1 January 2014, that have had a material impact on the Group.

Critical accounting estimates and judgements
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2013, with the exception of various judgements made regarding ARM’s participation in a consortium to acquire certain patent rights, via a trust, in 2013, and changes in estimates that are required in determining the provision for income taxes, as these are accrued using the tax rate that would be applicable to expected annual profit.

Change of presentation of income statement
In accordance with the Group’s accounting policies as disclosed in the 2013 Annual Report, the format of the income statement has been amended for the comparative six months to 30 June 2013 by separately identifying exceptional items, reclassifying them from general and administrative operating expenses.

(2) Going concern
After dividend payments of £50.7 million and share buy-backs of £12.1 million made in the first six months of 2014, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents and short- and long-term deposits balance to £746.4 million (net of accrued interest of £5.8 million) at 30 June 2014 from £706.3 million at the start of the year (net of accrued interest of £7.2 million).

After reviewing the 2014 budget and longer-term plans, the directors are satisfied that it is appropriate to adopt the going concern basis in preparing this condensed set of consolidated interim financial information of the Group.

(3) Financial risk management

(3.1) Financial risk factors
The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk.  This condensed set of consolidated interim financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013.

There have been no changes to the risk management policy since the year ended 31 December 2013.

(3.2) Valuation hierarchy
The Group classifies its financial instruments as follows: level 1 instruments are those valued using unadjusted quoted prices in active markets for identical instruments; level 2 instruments are those valued using techniques based significantly on observable market data; and level 3 instruments are those valued using information other than observable market data.

The Group has a team that performs the valuations of financial assets required for financial reporting purposes, including level 3 fair values. This team reports to the Chief Financial Officer and to the Audit Committee.

The fair value of accounts and other receivables, other current financial assets, cash and cash equivalents, short- and long-term deposits, and accounts and other payables approximate to their carrying amount.

As at 30 June 2014, the Group’s financial instrument assets consisted of currency exchange contracts at fair value through the income statement (level 2) of £2.9 million (31 December 2013: £5.1 million) and available-for-sale financial assets (level 3) of £nil (current) and £15.6 million (non-current) (31 December 2013: £1.2 million (current) and £13.9 million (non-current)).

As at 30 June 2014, the Group’s financial instrument liabilities consisted of embedded derivatives (level 2) of £8.7 million (31 December 2013: £7.0 million). The Group had no level 1 financial instruments as at 30 June 2014 (31 December 2013: £nil).

13 of 26

(3) Financial risk management (continued)

(3.2) Valuation hierarchy (continued)
There were no transfers between levels for the period. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Level 2 currency exchange contracts comprise forward exchange contracts and foreign currency options. The fair value of the forward exchange contracts is determined using forward exchange rates as quoted in an active market. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments.

Level 2 embedded derivatives are fair valued using forward exchange rates that are quoted in an active market.

Level 3 available-for-sale financial assets consist of unlisted equity investments and other current investments. The estimated fair value of the unlisted equity investments approximates to cost less any permanent diminution in value (based on management’s estimate of forecast profitability and achievement of set objectives by the relevant entity), except where independent valuation information is obtained, e.g. through the occurrence of funding or other transactions in the relevant entity's equity instruments. Whilst it is conceivable that a key assumption in the Level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.

There have been no changes in valuation techniques during the period ended 30 June 2014.

Available-for-sale financial assets (current and non-current)	Six months ended 30 June 2014	Year ended 31 December 2013
	£m	£m
Opening fair value	15.1	13.8
Additions	1.9	72.3
Disposals	(1.2)	(1.7)
Foreign exchange translation	(0.2)	(3.0)
Impairment recognised through income statement as an exceptional item	−	(59.5)
Impairment recognised through income statement within general and administrative expenses	−	(6.8)
Closing fair value	15.6	15.1

(4) Share-based payment costs
Included within the consolidated income statement for the quarter ended 30 June 2014 are share-based payment costs (including related payroll taxes and excluding those classified as restructuring costs in note 5 below) of £14.8 million (2013: £16.2 million), allocated £0.5 million (2013: £0.5 million) in cost of revenues, £9.8 million (2013: £10.3 million) in research and development expenses, £2.4 million (2013: £2.6 million) in sales and marketing expenses and £2.1 million (2013: £2.8 million) in general and administrative expenses.

Included within the consolidated income statement for the six months ended 30 June 2014 are total share-based payment costs (including related payroll taxes and excluding those classified as restructuring costs in note 5 below) of £29.9 million (2013: £34.7 million), allocated £0.9 million (2013: £1.0 million) in cost of revenues, £19.6 million (2013: £20.9 million) in research and development expenses, £5.1 million (2013: £5.9 million) in sales and marketing expenses and £4.3 million (2013: £6.9 million) in general and administrative expenses.

(5) Restructuring costs
Included within the consolidated income statement for the quarter ended 30 June 2014 is a restructuring charge of £8.4 million, following a review of the skills and capabilities of groups across the business during which approximately 130 people left the Group.  The restructuring charge includes total accelerated share-based payment costs (including related payroll taxes) of £3.4 million, which have been excluded from note 4 above.

(6) Dividends
	Six months ended 30 June 2014	Six months ended 30 June 2013
	£m	£m
Final dividend 2012 paid at 2.83 pence per share	−	39.5
Final dividend 2013 paid at 3.60 pence per share	50.7	−
	50.7	39.5

In respect of the year to 31 December 2014, the directors are declaring an interim dividend of 2.52 pence per share (an estimated cost of £36 million). This interim dividend will be paid on 3 October 2014 to shareholders who are on the register of members on 5 September 2014.

14 of 26

(7) Accrued and other liabilities
Included within accrued and other liabilities is £9.6 million (31 December 2013: £15.1 million) relating to the provision for payroll taxes on share awards, and £8.1 million (31 December 2013: £26.5 million) relating to employee bonus and sales commission provisions.

(8) Related party transactions/Investment in joint venture
During the six months ended 30 June 2013 the Group incurred subscription costs of £7.1 million from Linaro Limited, an associated company of the Group, representing the committed aggregate contributions to Linaro for the next two years (therefore £nil cost incurred  during the six months to 30 June 2014).  In respect of the subscription fees, the Group was invoiced £2.0 million during the six months to 30 June 2014 (2013: £2.2 million). As at 30 June 2014, £1.0 million (2013: £1.1 million) was owing to Linaro.

In addition, the Group provided consulting and other services to Linaro amounting to £0.6 million (2013: £0.9 million). All fees have been charged in accordance with the terms of the agreement.  As at 30 June 2014, £0.3 million (2013: £0.4 million) was owed to the Group.

In 2012 the Group invested £7.5 million ($12.0 million) in a joint venture, Trustonic Limited, representing a 40% shareholding. During Q2 2013 the Group invested a further £3.7 million (€4.4 million) into the joint venture, maintaining the 40% shareholding.

	Six months ended 30 June 2014	Year ended 31 December 2013
Investment in joint venture	£m	£m

Balance at start of period	6.5	6.8
Additional investment	−	3.7
Share of results for the period	(1.3)	(4.0)
Balance at end of the period	5.2	6.5

No other related party transactions have occurred in the six months to 30 June 2014.

(9) Acquisitions
On 27 May 2014, the Group purchased the share capital of Duolog Holdings Limited for £11.4 million (€13.9 million). This purchase has been accounted for as an acquisition.

Duolog is a company based in Dublin and Galway, Republic of Ireland, and also in Budapest, Hungary. Duolog is a leader in design configuration and integration technology for the semiconductor industry. The acquisition will expand ARM's position at the forefront of deploying complex system IP including debug and trace IP, and will help ARM partners design and deploy system IP and manage increasing SoC integration complexity. The agreement will extend ARM's market reach for ARM CoreLink™ Interconnect and Controllers and CoreSight™ debug and trace roadmaps across mobile, enterprise and IoT markets. Additionally ARM will extend the use of Duolog Socrates within its own sub-system design flow.

For these reasons, combined with the ability to hire the workforce of Duolog, including the founders and the management team, the Group paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed as at 27 May 2014. The allocation is provisional particularly in respect of intangible assets pending reports from external advisors.
	£m	€m

Cash and accounts receivable	0.3	0.3
Other receivables	1.0	1.3
Intangible assets	1.6	2.0
Accrued and other liabilities	(2.1)	(2.5)
Deferred tax liabilities	(0.2)	(0.3)
Net assets acquired	0.6	0.8
Goodwill	10.8	13.1
Consideration	11.4	13.9

The consideration was all paid in cash.  All transaction expenses incurred by the Group have been charged to the income statement.

(10) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

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(10) Financial contingencies (continued)
The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

As disclosed in the 2013 financial statements, the Group re-negotiated the terms upon which the Group would indemnify a specific licensee. During the second quarter of 2013 terms were executed and the Group incurred indemnification costs amounting to $18.0 million which were recognised in the 2013 financial statements. Further in relation to legal proceedings regarding the same patent portfolio, on 3 July 2013, for consideration of $45.4 million, ARM entered into a licence agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The licence was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology.  Total indemnification, settlement and licence costs of $63.4 million (£41.8 million) were expensed, as an exceptional item, in 2013. It was considered probable, as at 30 June 2013, that ARM would enter into this licence agreement in settlement of indemnity claims and therefore these costs were expensed in Q2 2013. No amounts have been recognised in the period ended 30 June 2014 in respect of this matter, as full and final settlement was reached in the year ended 31 December 2013.

(11) Segmental reporting
As part of the ongoing evolution of the business, the Group’s divisional structure was re-organised on 1 January 2014. The provision of financial information to the CODM has not changed significantly in the first half of 2014 following the re-organisation. The Group's assessment of its reportable segments, based on the information provided to the CODM and applying the aggregation criteria in IFRS 8, is therefore unchanged from 2013.  The format and content of the reporting to the CODM is under review, and, therefore, the Group’s reportable business segments may change for future reporting periods.

At 30 June 2014, the Group has three business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, system IP, embedded software and configurable digital signal processing IP.
Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.
System Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are not analysed on this basis.  Further, the information provided to the CODM is based on normalised profit before tax and therefore this information is provided as well as the equivalent profit stated under IFRS.

Business segment information
Six months ended 30 June 2014	Processor Division £m	Physical IP Division £m	System Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	313.7	42.3	17.7	−	373.7
Operating costs	(164.1)	(44.3)	(21.2)	(2.5)	(232.1)
Investment income, net	−	−	−	5.7	5.7
Share of results of joint venture	−	−	−	(1.3)	(1.3)
Profit/(loss) before tax	149.6	(2.0)	(3.5)	1.9	146.0
Tax	−	−	−	(28.3)	(28.3)
Profit/(loss) for the period	149.6	(2.0)	(3.5)	(26.4)	117.7
Reconciliation to normalised profit before tax
Share-based payment costs including payroll taxes	23.0	3.8	3.1	−	29.9
Intangible amortisation and acquisition-related charges	4.8	0.9	−	−	5.7
Restructuring charges	6.6	1.0	0.8	−	8.4
Share of results of joint venture	−	−	−	1.3	1.3
Normalised profit before tax for the period	184.0	3.7	0.4	3.2	191.3

Goodwill	158.1	348.9	13.7	−	520.7
Total assets	380.0	397.1	39.4	836.6	1,653.1
Revenues (USD)	$516.1	$69.4	$29.3	−	$614.8

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(11) Segmental reporting (continued)
Seasonal operations

Due to the seasonal nature of the semiconductor industry lower product shipments are expected in the first quarter of the financial year, compared to the fourth quarter of the prior year.  In 2014 the industry experienced a decrease in product shipments of approx. 7% in the first quarter (6% decrease in Q1 2013).  ARM’s revenue recognition policy is to recognise royalty revenues when it is probable that the economic benefits will flow to the Group and it can be reliably measured.  This is generally when the Group receives notification of customer product sales, which is typically received in the quarter following product shipment.

Six months ended 30 June 2013	Processor Division £m	Physical IP Division £m	System Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	282.9	39.3	19.3	−	341.5
Operating costs	(202.2)	(45.5)	(21.7)	5.5	(263.9)
Investment income, net	−	−	−	6.8	6.8
Share of results of joint venture	−	−	−	(2.3)	(2.3)
Profit/(loss) before tax	80.7	(6.2)	(2.4)	10.0	82.1
Tax	−	−	−	(19.6)	(19.6)
Profit/(loss) for the period	80.7	(6.2)	(2.4)	(9.6)	62.5
Reconciliation to normalised profit before tax
Share-based payment costs including payroll taxes	24.4	6.4	3.9	−	34.7
Intangible amortisation and acquisition-related charges	4.1	1.2	−	−	5.3
Impairment of investments	2.7	−	−	−	2.7
IP indemnity and similar charges	41.8	−	−	−	41.8
Linaro-related charges and share of results of joint venture	7.1	−	−	2.3	9.4
Normalised profit before tax for the period	160.8	1.4	1.5	12.3	176.0

Goodwill	147.0	393.3	15.3	−	555.6
Total assets	376.3	427.0	33.6	786.5	1,623.4
Revenues (USD)	$437.2	$61.0	$30.0	−	$528.2

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include cash and cash equivalents, short and long-term deposits, available-for-sale financial assets, loans and receivables, embedded derivatives, fair value of currency exchange contracts, current and deferred tax, and VAT. Unallocated operating costs consist of foreign exchange gains and losses.

17 of 26

(12) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint venture, restructuring charges, impairment of available-for-sale financial assets, exceptional IP indemnity and similar charges, and Linaro-related charges.  Full reconciliations of Q2 2014, Q2 2013, H1 2014 and H1 2013, are shown in notes 12.8 to 12.11.  All figures in £’million unless otherwise stated.

Summary normalised figures	Q2 2014		Q2 2013		Q1 2014		H1 2014	H1 2013

Revenues	187.1		171.2		186.7		373.7	341.5
Revenues ($m)	309.6		264.3		305.2		614.8	528.2
ARM’s effective exchange rate ($/£)	1.65		1.54		1.63		1.64	1.55

Gross margin	95.8%		94.3%		95.6%		95.7%	94.3%
Operating expenses	87.7		78.2		84.3		171.9	152.8
Profit from operations	91.5		83.2		94.1		185.6	169.2
Operating margin	48.9%		48.6%		50.4%		49.7%	49.5%

Profit before tax	94.2		86.6		97.1		191.3	176.0
Earnings per share (diluted)	5.43	p	4.89	p	5.60	p	11.02	10.19	p

Cash (net of accrued interest)	746.4		613.1		735.6		746.4	613.1
Normalised cash generation	86.7		96.3		40.1		126.7	155.1

	(12.1)	(12.2)
	30 June 2014	31 December 2013

Cash and cash equivalents	43.1	43.8
Short-term deposits	542.5	544.1
Long-term deposits	166.6	125.6
Less: Interest accrued	(5.8)	(7.2)
Total net cash	746.4	706.3

	(12.3)	(12.4)	(12.5)	(12.6)	(12.7)
	Q2 2014	Q2 2013	Q1 2014	H1 2014	H1 2013

Cash at end of period (as above)	746.4	613.1	735.6	746.4	613.1
Less: cash at beginning of period	(735.6)	(562.4)	(706.3)	(706.3)	(520.2)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	10.6	0.5	1.9	12.5	3.9
Add back: Cash outflow from investment in joint venture	−	3.7	−	−	3.7
Add back: Cash outflow from acquisition-related charges	0.9	0.1	0.6	1.4	1.4
Add back: Cash outflow from restructuring charges	2.7	−	−	2.7	−
Add back: Cash outflow from payment of dividends	50.7	39.5	−	50.7	39.5
Add back: Cash outflow from purchase of own shares	12.1	−	−	12.1	−
Add back: Cash outflow from share-based payroll taxes	0.3	1.2	7.5	7.8	14.7
Add back: Cash outflow from payments related to Linaro	0.9	0.9	0.9	1.8	1.7
Less: Cash inflow from exercise of share options and awards	(2.3)	(0.3)	(0.1)	(2.4)	(2.7)
Normalised cash generation	86.7	96.3	40.1	126.7	155.1

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(12.8) Normalised income statement for Q2 2014

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Restruc-turing charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	187.1	−	187.1	−	−	−	187.1

Cost of revenues	(7.9)	(0.5)	(8.4)	−	−	−	(8.4)

Gross profit	179.2	(0.5)	178.7	−	−	−	178.7

Research and development	(39.7)	(9.8)	(49.5)	(2.5)	−	−	(52.0)
Sales and marketing	(19.8)	(2.4)	(22.2)	(0.1)	−	−	(22.3)
General and administrative	(28.2)	(2.1)	(30.3)	(0.4)	(8.4)	−	(39.1)
Total operating expenses	(87.7)	(14.3)	(102.0)	(3.0)	(8.4)	−	(113.4)

Profit from operations	91.5	(14.8)	76.7	(3.0)	(8.4)	−	65.3

Investment income, net	2.7	−	2.7	−	−	−	2.7
Share of results of joint venture	−	−	−	−	−	−	−

Profit before tax	94.2	(14.8)	79.4	(3.0)	(8.4)	−	68.0
Tax	(17.2)	1.9	(15.3)	0.8	2.0	−	(12.5)

Profit for the period	77.0	(12.9)	64.1	(2.2)	(6.4)	−	55.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,418.2		1,418.2				1,418.2
Earnings per share – pence	5.43		4.52				3.91

ADSs outstanding (millions)	472.7		472.7				472.7
Earnings per ADS – cents	27.83		23.19				20.06

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(12.9) Normalised income statement for Q2 2013

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Impair-ment of invest-ments	Exception-al item - IP indemnity and similar charges	Linaro-related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	171.2	−	171.2	−	−	−	−	171.2

Cost of revenues	(9.8)	(0.5)	(10.3)	−	−	−	−	(10.3)

Gross profit	161.4	(0.5)	160.9	−	−	−	−	160.9

Research and development	(37.2)	(10.3)	(47.5)	(2.5)	−	−	−	(50.0)
Sales and marketing	(17.8)	(2.6)	(20.4)	(0.1)	−	−	−	(20.5)
General and administrative	(23.2)	(2.8)	(26.0)	(0.1)	(2.7)	−	(7.1)	(35.9)
Total operating expenses before exceptional items	(78.2)	(15.7)	(93.9)	(2.7)	(2.7)	−	(7.1)	(106.4)

Exceptional items
IP indemnity and similar charges	−	−	−	−	−	(41.8)	−	(41.8)
Total operating expenses	(78.2)	(15.7)	(93.9)	(2.7)	(2.7)	(41.8)	(7.1)	(148.2)

Profit from operations	83.2	(16.2)	67.0	(2.7)	(2.7)	(41.8)	(7.1)	12.7

Investment income, net	3.4	−	3.4	−	−	−	−	3.4
Share of results of joint venture	−	−	−	−	−	−	(1.1)	(1.1)

Profit before tax	86.6	(16.2)	70.4	(2.7)	(2.7)	(41.8)	(8.2)	15.0
Tax	(17.7)	1.1	(16.6)	0.7	−	9.7	1.7	(4.5)

Profit for the period	68.9	(15.1)	53.8	(2.0)	(2.7)	(32.1)	(6.5)	10.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,409.9		1,409.9					1,409.9
Earnings per share – pence	4.89		3.81					0.75

ADSs outstanding (millions)	470.0		470.0					470.0
Earnings per ADS – cents	22.23		17.35					3.41

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(12.10) Normalised income statement for H1 2014

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Restruc-turing charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	373.7	−	373.7	−	−	−	373.7

Cost of revenues	(16.2)	(0.9)	(17.1)	−	−	−	(17.1)

Gross profit	357.5	(0.9)	356.6	−	−	−	356.6

Research and development	(79.5)	(19.6)	(99.1)	(5.0)	−	−	(104.1)
Sales and marketing	(40.2)	(5.1)	(45.3)	(0.1)	−	−	(45.4)
General and administrative	(52.2)	(4.3)	(56.5)	(0.6)	(8.4)	−	(65.5)
Total operating expenses	(171.9)	(29.0)	(200.9)	(5.7)	(8.4)	−	(215.0)

Profit from operations	185.6	(29.9)	155.7	(5.7)	(8.4)	−	141.6

Investment income, net	5.7	−	5.7	−	−	−	5.7
Share of results of joint venture	−	−	−	−	−	(1.3)	(1.3)

Profit before tax	191.3	(29.9)	161.4	(5.7)	(8.4)	(1.3)	146.0
Tax	(35.0)	3.2	(31.8)	1.5	2.0	−	(28.3)

Profit for the period	156.3	(26.7)	129.6	(4.2)	(6.4)	(1.3)	117.7

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,418.1		1,418.1				1,418.1
Earnings per share – pence	11.02		9.14				8.30

ADSs outstanding (millions)	472.7		472.7				472.7
Earnings per ADS – cents	56.55		46.88				42.58

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(12.11) Normalised income statement for H1 2013

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Impair-ment of invest-ments	Exceptional item - IP indemnity and similar charges	Linaro-related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	341.5	−	341.5	−	−	−	−	341.5

Cost of revenues	(19.5)	(1.0)	(20.5)	−	−	−	−	(20.5)

Gross profit	322.0	(1.0)	321.0	−	−	−	−	321.0

Research and development	(73.7)	(20.9)	(94.6)	(4.6)	−	−	−	(99.2)
Sales and marketing	(36.1)	(5.9)	(42.0)	(0.2)	−	−	−	(42.2)
General and administrative	(43.0)	(6.9)	(49.9)	(0.5)	(2.7)	−	(7.1)	(60.2)
Total operating expenses before exceptional items	(152.8)	(33.7)	(186.5)	(5.3)	(2.7)	−	(7.1)	(201.6)

Exceptional item
IP indemnity and similar charges	−	−	−	−	−	(41.8)	−	(41.8)

Total operating expenses	(152.8)	(33.7)	(186.5)	(5.3)	(2.7)	(41.8)	(7.1)	(243.4)

Profit from operations	169.2	(34.7)	134.5	(5.3)	(2.7)	(41.8)	(7.1)	77.6

Investment income, net	6.8	−	6.8	−	−	−	−	6.8
Share of results of joint venture	−	−	−	−	−	−	(2.3)	(2.3)

Profit before tax	176.0	(34.7)	141.3	(5.3)	(2.7)	(41.8)	(9.4)	82.1
Tax	(32.5)	−	(32.5)	1.5	−	9.7	1.7	(19.6)

Profit for the period	143.5	(34.7)	108.8	(3.8)	(2.7)	(32.1)	(7.7)	62.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,407.8		1,407.8					1,407.8
Earnings per share – pence	10.19		7.73					4.44

ADSs outstanding (millions)	469.3		469.3					469.3
Earnings per ADS – cents	46.37		35.15					20.18

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Statement of directors’ responsibilities

The directors confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•
an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The directors of ARM Holdings plc are listed in the ARM Holdings plc Annual Report for the year ended 31 December 2013.

By order of the Board

22 July 2014
Tim Score
Chief Financial Officer

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Independent review report to ARM Holdings plc

Our conclusion

(1)       We have reviewed the condensed consolidated interim financial statements, defined below, in the half-yearly financial report of ARM Holdings plc for the six months ended 30 June 2014. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.
(2)
(3)       This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed

(4)       The condensed consolidated interim financial statements, which are prepared by ARM Holdings plc, comprise:
the IFRS consolidated balance sheet as at 30 June 2014;

the IFRS consolidated income statement and IFRS consolidated statement of comprehensive income for the period then ended;

the IFRS consolidated cash flow statement for the period then ended;

the IFRS consolidated statement of changes in shareholders’ equity for the period then ended; and

the explanatory notes to the financial information.

(5)       As disclosed in note 1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
(6)
(7)       The condensed consolidated interim financial statements included in the half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Responsibilities for the condensed consolidated interim financial statements and the review
Our responsibilities and those of the directors

The half-yearly financial report, including the condensed consolidated interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

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Independent review report to ARM Holdings plc

Our responsibilities and those of the directors (continued)

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
22 July 2014
London

Notes:

(a)
The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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Notes

The results shown for Q2 2014, Q1 2014, Q2 2013, H1 2014, and H1 2013 are unaudited. The results shown for FY 2013 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2013 were approved by the Board of directors on 05 March 2014 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q2 2014 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2013 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2013.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; Duolog Technologies Ltd; and, Duolog Technologies Kft.

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